EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2003 Stock Incentive Plan of RF Micro Devices, Inc., as amended, of our report dated May 26, 2009 (except for Note 2A, as to which the date is July 31, 2009), with respect to the consolidated financial statements of RF Micro Devices, Inc. and subsidiaries included in its Current Report on Form 8-K dated July 31, 2009 and the financial statement schedule of RF Micro Devices, Inc. included in its Annual Report on Form 10-K for the fiscal year ended March 28, 2009, and our report dated May 26, 2009, with respect to the effectiveness of internal control over financial reporting of RF Micro Devices, Inc. and subsidiaries included in its Current Report on Form 8-K dated July 31, 2009 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Greensboro, North Carolina
August 6, 2009